UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a) § 240.13d-2(a)

(Amendment No. 3)

SECURED INCOME L.P.

(Name of Issuer)

Units of Limited Partnership Interest

(Title of Class of Securities)

813901105

(CUSIP Number)

Steven D. Cordes

Senior Vice President

AIMCO Properties, L.P.

4582 South Ulster Street, Suite 1100

Denver, CO 80237

(303) 757-8101

with a copy to:

Paul J. Nozick

Alston & Bird LLP

One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309

(404) 881-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 19, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

CUSIP No. 813901105	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSONS AIMCO Properties, L.P. I.R.S. Identification No. of above person (entities only): 84-1275721
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 units
	8	SHARED VOTING POWER 0 units
	9	SOLE DISPOSITIVE POWER 0 units
	10	SHARED DISPOSITIVE POWER 0 units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 units
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 813901105	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSONS AIMCO-GP, Inc. I.R.S. Identification No. of above person (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 units
	8	SHARED VOTING POWER 0 units
	9	SOLE DISPOSITIVE POWER 0 units
	10	SHARED DISPOSITIVE POWER 0 units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 units
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 813901105	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSONS Apartment Investment and Management Company I.R.S. Identification No. of above person (entities only): 84-1259577
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Maryland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 units
	8	SHARED VOTING POWER 0 units
	9	SOLE DISPOSITIVE POWER 0 units
	10	SHARED DISPOSITIVE POWER 0 units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 units
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 813901105	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSONS AIMCO/Bethesda Holdings, Inc. I.R.S. Identification No. of above person (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 units
	8	SHARED VOTING POWER 0 units
	9	SOLE DISPOSITIVE POWER 0 units
	10	SHARED DISPOSITIVE POWER 0 units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 units
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 813901105	SCHEDULE 13D	Page 6 of 11 Pages

1	NAME OF REPORTING PERSONS AIMCO/Bethesda Holdings Acqusitions, Inc. I.R.S. Identification No. of above person (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable.
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 units
	8	SHARED VOTING POWER 0 units
	9	SOLE DISPOSITIVE POWER 0 units
	10	SHARED DISPOSITIVE POWER 0 units
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 units
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0 units
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 813901105	SCHEDULE 13D	Page 7 of 11 Pages

Item 1.	Security and Issuer.

This Amendment No. 3 amends and supplements the Schedule 13D filed on September 29, 2000 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on August 31, 2004 (“Amendment No. 1”), and Amendment No. 2 filed on September 29, 2004 (“Amendment No. 2”, and collectively with the Original Schedule 13D and Amendment No. 1, the “Amended Schedule 13D”), with the Securities and Exchange Commission. This Amendment No. 3 to the Amended Schedule 13D relates to the beneficial ownership of limited partnership units (each a “Unit,” and, collectively, the “Units”) of Secured Income, L.P. (the “Issuer”). The Issuer’s principal offices are located at 340 Pemberwich Rd., Greenwich, CT 06831.

Item 2.	Identity and Background.

This Amendment No. 3 is being filed on behalf of each of the following persons (collectively “Reporting Persons”):

(1) AIMCO Properties, L.P., a Delaware limited partnership (“AIMCO Properties”), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business concerns owning and operating multi-family residential properties.

(2) AIMCO-GP, Inc., a Delaware corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business is to act as the sole general partner of AIMCO Properties and AIMCO.

(3) Apartment Investment and Management Company, a Maryland corporation (“AIMCO”), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business involves owning and managing multi-family residential properties.

(4) AIMCO/Bethesda Holdings, Inc., a Delaware corporation, with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business concern is owning and managing multi-family residential properties.

(5) AIMCO/Bethesda Holdings Acquisitions, Inc., a Delaware corporation (“AIMCO/Bethesda”), with principal office at 4582 South Ulster Street Parkway, Suite 1100, Denver, Colorado 80237, telephone number is (303) 757-8101. Its principal business concern is owning and managing multi-family residential properties.

During the past five years, no Reporting Person nor, to the best knowledge of the Reporting Persons, any other Officer, Director, or General Partner thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him or it being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4.	Purpose of Transaction.

Item 4 of the Amended Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On September 19, 2012, the Reporting Persons exited their investment in the Issuer by selling all of the Units owned by the Reporting Persons in a privately negotiated transaction (the “Transaction”).

CUSIP No. 813901105	SCHEDULE 13D	Page 8 of 11 Pages

Specifically, in the Transaction, AIMCO/Bethesda sold 225,786 Units. Following the Transaction, the Reporting Persons own no equity securities in the Issuer and beneficially own no interest in the Units of the Issuer.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Amended Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) The Reporting Persons beneficially own no Units of the Issuer.

(c) The Reporting Persons have not engaged in any transactions in the Units in the past 60 days.

(d) Not applicable.

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of the Units of the Issuer on September 19, 2012.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 7.1	Joint Filing Agreement, dated September 19, 2012, among the Reporting Persons.

CUSIP No. 813901105	SCHEDULE 13D	Page 9 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 21, 2012	AIMCO PROPERTIES, L.P.

	By:	AIMCO-GP, INC.
General Partner

		By:	/s/ Steven D. Cordes
		Name:	Steven D. Cordes
		Title:	Senior Vice President

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO/BETHESDA HOLDINGS, INC.

AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC.

	By:	/s/ Steven D. Cordes
	Name:	Steven D. Cordes
	Title:	Senior Vice President

CUSIP No. 813901105	SCHEDULE 13D	Page 10 of 11 Pages

EXHIBIT INDEX

Exhibit No.	Description

7.1	Joint Filing Agreement, dated September 19, 2012, among the Reporting Persons.

CUSIP No. 813901105	SCHEDULE 13D	Page 11 of 11 Pages

Exhibit 7.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the Statement on Schedule 13D, dated September 19, 2012, with respect to the limited partnership units of Secured Income L.P., is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13D and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 19th day of September, 2012.

AIMCO PROPERTIES, L.P.

By:	AIMCO-GP, INC.
General Partner

	By:	/s/ Steven D. Cordes
	Name:	Steven D. Cordes
	Title:	Senior Vice President

AIMCO-GP, INC.

APARTMENT INVESTMENT AND MANAGEMENT COMPANY

AIMCO/BETHESDA HOLDINGS, INC.

AIMCO/BETHESDA HOLDINGS ACQUISITIONS, INC.

By:	/s/ Steven D. Cordes
Name:	Steven D. Cordes
Title:	Senior Vice President